FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 30 January 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Block Listings Six Monthly Return	30 January 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	30 January 2003
Sarah Billington Manager Shareholder Services

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

British Airways Plc

2. Name of scheme

Conversion of 9.75 per cent Convertible Capital Bonds 2005 into ordinary shares

3. Period of return: From 1 July 2002 to 31 December 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

8,827,469

5. Number of shares issued/allotted
under scheme during period

Nil

6. Balance under scheme not yet issued/allotted
at end of period

8,827,469

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

40,000,000 shares listed 2.8.96

32,386,086 shares listed 27.6.97

10,200,000 shares listed 26.6.98

10,000,000 shares listed 21.6.99

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,082,784,318

Contact for queries:
Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB

Telephone: 020 8738 5119

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

British Airways Plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return: From 1 July 2002 to 31 December 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

1,475,314

5. Number of shares issued/allotted
under scheme during period

Nil

6. Balance under scheme not yet issued/allotted
at end of period

1,475,314

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

A/4144/1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,082,784,318

Contact for queries:

Name: Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB

Telephone: 020 8738 5119

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

Name of company

British Airways Plc

2. Name of scheme

Savings Related Share Option Scheme

3. Period of return: From 1 July 2002 to 31 December 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

4,842,161

5. Number of shares issued/allotted
under scheme during period

Nil

6. Balance under scheme not yet issued/allotted
at end of period

4,842,161

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

22,000,000 ordinary shares 15.10.93

22,000,000 ordinary shares 8.7.98

5,000,000 ordinary shares 4.9.99

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,082,784,318

Contact for queries:

Name: Alan Buchanan

British Airways Plc

Waterside HBA3

PO Box 365

Harmondsworth UB7 0GB

Telephone: 020 8738 5119